Columbia Funds Series Trust

225 Franklin Street

Boston, MA 02110

March 31, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN.: Mr. Mark Cowan

RE:	Columbia Funds Series Trust (the Registrant)

Columbia Global Strategic Equity Fund

    (formerly known as Columbia LifeGoal® Growth Portfolio) (the Fund)

Post-Effective Amendment No. 149

Registration File Nos.: 333-89661; 811-09645

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No.149 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Fund’s prospectus and Statement of Additional Information (SAI) to reflect changes to its name and principal investment strategies, and the addition of Class Y shares.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Fees and Expenses of the Fund, Principal Investment Strategies, Principal Risks, Performance Information and Primary Service Providers – The Investment Manager (Portfolio Managers subsection, as applicable) of the prospectus and the Non-fundamental Policies section of the SAI, are identical or substantially similar to those found in prior filings by the Registrant.

No fees are required in connection with this filing.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust